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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

September 24, 2018

Re:	Livent Corporation

Registration Statement on Form S-1

Filed August 27, 2018

File No. 333-227026

Mr. Frank Pigott

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Pigott,

On behalf of our client, Livent Corporation, a Delaware corporation (the “Company”), and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit as Exhibit A hereto for the Staff’s review certain pages of the Company’s draft preliminary prospectus to be included in the Company’s Registration Statement on Form S-1 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”) and information derived therefrom. The Company expects to include these edits in a subsequent amendment (“Amendment No. 1”) to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering, currently expected to be October 1, 2018. The Offering terms are a bona fide estimate, as of the date of this letter, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control.

As discussed with members of the Staff, the attached pages are being provided given the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

In addition, set forth below is the Company’s response to the comment contained in the Staff’s letter dated September 7, 2018 (the “Comment Letter”). For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the locations in Exhibit A where the amended language addressing the comment appears.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 24, 2018

Financial Statements for the Year Ended December 31, 2017

Combined Statements of Operations, page F-3

1.

You disclose on page F-44 that you adopted ASU No. 2017-07 in the first quarter of 2018, and as a result, you have reclassified “Non-operating pension expense and settlement charges” out of “Income from operations before interest expense, net and income taxes” and into “Income from operations before income taxes.” Given that the amendments in ASU No. 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement, it is not clear why you continue to present “Non-operating pension expense and settlement charges” within “Income from operations before interest expense, net and income taxes” for the two years ended December 31, 2017 on page F-3. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure and annual combined financial statements for the years ended December 31, 2017 and 2016 on pages 15, 46, 63 and 64 and pages F-2, F-3 and F-15 to reflect the adoption of ASU No. 2017-07 and its amendments on a retrospective basis.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Via E-mail

Paul W. Graves, President and Chief Executive Officer of Livent Corporation

Andrea E. Utecht, General Counsel of FMC Corporation

Sara Ponessa, General Counsel of Livent Corporation

Rachel Sheridan, Latham & Watkins LLP

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	3	September 24, 2018

Exhibit A